THE UNION CENTRAL LIFE INSURANCE COMPANY
                       ("the Company")


                   ACCOUNTING BENEFIT RIDER


BENEFIT. We will pay the death benefit of the policy, which includes the ABR death benefit, upon receipt of proof of death of the insured while this rider is in force.

PERSON INSURED. This rider insures the same insured that is covered under the policy.

ACCOUNTING BENEFIT RIDER (ABR) SPECIFIED AMOUNT.   The specified
amount provided by this rider is shown on the schedule.

DEATH BENEFIT OPTION.    Under this rider, the death benefit of
the policy to which this rider is attached is modified to include the ABR death benefit. The death benefit under the policy with this rider attached equals the greater of the account value times the appropriate percentage from the Federal Tax Guideline Endorsement included in the policy or the death benefit as calculated under one of the options below:

   1. Option A: the specified amount of the policy plus the ABR specified amount.
   2. Option B: the specified amount of the policy, plus the ABR specified amount, plus the account value on the date of death.

The death benefit option for the policy is shown on the schedule.

CHANGING THE ABR SPECIFIED AMOUNT.   As long as the ABR specified
amount and the specified amount attributed to the base contract remain in the same proportion as at the policy date, you may change the ABR specified amount by notice to us during the lifetime of the insured, subject to our approval.

   1. ABR SPECIFIED AMOUNT INCREASES. An increase of the ABR specified amount may be requested on or after one year from the policy date. Any increase that is not guaranteed will require proof and is subject to our
      underwriting limits.   An approved increase will have
      an effective date as shown in the supplemental schedule at the time of the increase. The minimum amount of any increase is shown in the schedule.

   2. ABR SPECIFIED AMOUNT DECREASES. A decrease of the ABR specified amount may be requested on or after one year from the policy date. A decrease of the ABR specified amount will be effective on the monthly date following notice to us. Any decrease in the ABR specified amount that you request for any policy year will be made in the following order:
        a. against the most recent increase in the ABR death benefit;
        b. against the next most recent increases;
        c. against the original ABR death benefit.

COST OF INSURANCE. Beginning on the policy date and for every month thereafter, there will be a cost of insurance charge for the following:

   1. the initial ABR death benefit; plus
   2. each increase in the ABR death benefit amount.

The cost of insurance for a policy month is (1) times the result of (2) where:

   1. is the applicable monthly cost of insurance rate for this rider; and
   2. is the net amount at risk attributed to the ABR death benefit.

The net amount at risk for the policy is (1) less (2) where:

   1. is the total death benefit of the policy divided by (1 + the monthly guaranteed interest rate applicable to the Guaranteed Account).
   2. is the account value at the beginning of the policy month less any deduction other than for cost of insurance due to the beginning of the month.

The net amount at risk is allocated between the policy and this rider in proportion to the specified amounts of each as of the monthly date.

The maximum cost of insurance rate is determined for the ABR death benefit by the insured's sex, age, and rate class, as shown in the schedule. A cost of insurance rate less than the maximum cost of insurance rate may be used at our option. Any changes in the cost of insurance rates will be made by class and will be determined according to the procedures and standards on file with the Insurance Department.

The cost of insurance rates used to calculate the cost of insurance charges for an increase in coverage necessary to meet the Federal Tax Guideline minimum death benefit will be the same as is shown in the schedule.

ABR SPECIFIED AMOUNT CHARGE. The ABR Specified Amount Charge is the amount shown in the schedule and is based on the ABR specified amount as of the effective date for the rider. If there are any increases in the ABR specified amount, each increase will have a corresponding ABR Specified Amount Charge related to the amount of the increase. These charges will be specified in a supplemental schedule at the time of the increase.

LOANS. The Loans provision of the policy, to which this rider is attached, is revised to include this rider. Please refer to your policy for more details.

CONVERSION.  This rider may not be converted.

AGE AND SEX.   If the age or sex of the insured has been
misstated, we will make the following adjustments:

   1. If the misstatement becomes known after the death of the insured, the benefit amount payable will be adjusted to the correct amount for the monthly deduction made for the month in which the death occurred.
   2. If the misstatement becomes known during the lifetime of the insured, the policy values will be adjusted to those based on the correct monthly deductions since the policy date. If the policy values is inadequate to cover the monthly deduction on the prior monthly date, the grace period shall be deemed to have started on such date, and notification shall be sent to the owner at least 30 days prior to the end of the grace period.

INCONTESTABILITY. We will not contest this rider after it has been in force during the insured's lifetime for two years. We will not contest any increased benefit later than two years after its effective date.

SUICIDE. If the insured under this rider commits suicide (while sane or insane) within two years after the date that insurance starts; our total liability will be to return to the cash value
the monthly costs for that insurance.    If the insured under
this rider commits suicide (while sane or insane) within two years after the effective date for an increase in the benefit amount, our total liability for that increase will be to return to the cash value the monthly costs for that increase.

TERMINATION.  This rider will terminate:

   1. when the policy terminates; or
   2. when the policy lapses; or
   3. on the first monthly date after the owner gives us notice.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

MONTHLY DEDUCTION.   We will deduct:

   1. the monthly cost of insurance for this rider until it terminates; and
   2. the ABR Specified Amount Charge.

RIDER SPECIFICATIONS. The policy date, issue date, benefit amount, and monthly cost for this rider are shown in the schedule.

          Signed for the Company at Cincinnati, Ohio.

        /s/ David F. Westerbeck       /s/ John H. Jacobs

               Secretary                    President

John Doe
12345678

UC 8772                                                     3/00